UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 1 to the Final Amendment)

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Blackstone Real Estate Income Fund

(Name of Issuer)

Blackstone Real Estate Income Fund

(Name of Person(s) Filing Statement)

Common Shares of Beneficial Interest

(Title of Class of Securities)

N/A

(CUSIP Number of class of securities)

Judy Turchin, Esq.

c/o Blackstone Real Estate Income Advisors L.L.C.

345 Park Avenue

New York, New York 10154

(212) 583-5000

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Copies to:

Sarah E. Cogan, Esq. Michael W. Wolitzer, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000	Judy Turchin, Esq. Blackstone Real Estate Income Advisors L.L.C. 345 Park Avenue New York, New York 10154 (212) 583-5000

AMENDMENT NO. 1 TO FINAL AMENDMENT TO TENDER OFFER STATEMENT

This Amendment No. 1 supplements and amends the Final Amendment (the “Final Amendment”) to the Tender Offer Statement on Schedule TO (the “Statement”) filed with the U.S. Securities and Exchange Commission on May 8, 2015 by Blackstone Real Estate Income Fund (the “Fund”), relating to the tender offer (the “Offer”) to repurchase up to 63,087 of the Fund’s outstanding common shares of beneficial interest, $0.001 par value per share (the “Shares”), at a price equal to the net asset value per Share as of March 31, 2015 on the terms and subject to the conditions set forth in the Offer to Repurchase filed as Exhibit (a)(1)(ii) to the Statement.

The Offer expired at 11:59 P.M., Eastern Time, on January 28, 2015. In the Final Amendment, the Fund reported that 2,247.260 Shares were validly tendered and not withdrawn prior to expiration of the Offer and that the Fund paid to the tendering shareholders a total of $2,109,229.12 on or about April 27, 2015. The results of the Offer were inadvertently reported incorrectly in the Final Amendment. The Fund is now filing this Amendment No. 1 to report that 2,308.130 Shares were validly tendered and not withdrawn prior to the expiration of the Offer and that the Fund paid to the tendering shareholders a total of $2,164,927.61, representing approximately 90% of the unaudited net asset value of the total amount of the Shares tendered by shareholders. The balance of $55,698.49 was paid on June 2, 2015. No other changes are being made to the Final Amendment.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BLACKSTONE REAL ESTATE INCOME FUND

By:	/s/ Garrett Goldberg
Name:	Garrett Goldberg
Title:	Chief Financial Officer and Treasurer

Dated: June 11, 2015